SCHEDULE 13G -5-



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                                  Nelnet, Inc.
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                                (Name of Issuer)


                      Class A Common Stock, $0.01 par value
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                         (Title of Class of Securities)


                                   64031N 10 8
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                                 (CUSIP Number)


                                December 8, 2003
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             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  / / Rule 13d-1(b)
                  / / Rule 13d-1(c)
                  /X/ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64031N 10 8                 SCHEDULE 13G                           -2-


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   1. Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Michael S. Dunlap
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   2. Check the Appropriate Box if a Member of a Group
      (See Instructions)                                     (a) / /
                                                             (b) / /

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   3. SEC Use Only


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   4.     Citizenship or Place of Organization

          United States
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                            5.    Sole Voting Power

                                  6,243,513
                           -----------------------------------------------------
        Number of           6.    Shared Voting Power
         Shares
      Beneficially                14,055,295
                           -----------------------------------------------------
      Owned by Each         7.    Sole Dispositive Power
        Reporting
      Person With:                6,243,513
                           -----------------------------------------------------
                            8.    Shared Dispositive Power

                                  14,055,295
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   9. Aggregate Amount Beneficially Owned by Each Reporting Person
      20,298,808
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  10. Check box if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)
                                                                            /X/
      See Item 4(a)
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  11. Percent of Class Represented by Amount in Row (9)

      37.8%
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  12. Type of Reporting Person (See Instructions)

      IN, HC

                                SCHEDULE 13G                            -3-

Item 1(a). Name of Issuer:

         Nelnet, Inc.


Item 1(b). Address of Issuer's Principal Executive Offices:

         121 South 13th Street, Suite 201, Lincoln, Nebraska 68508

Item 2(a). Name of Person Filing:

          This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons")

         (i) Michael S. Dunlap

Item 2(b). Address of Principal Business Office:

         (i)      121 South 13th Street
                  Suite 201
                  Lincoln, Nebraska 68508

Item 2(c). Citizenship:

         (i)      United States

Item 2(d). Title of Class of Securities:

           Class A Common Stock, $0.01 par value

Item 2(e). CUSIP Number:

         64031N 10 8

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is a:

         This Item 3 is not applicable

Item 4. Ownership:

         Nelnet, Inc.


         (a) Amount beneficially owned:                                                   20,298,808*

                  * This amount includes (i) 11,068,604 shares of Class A common stock owned by Packers Service Group, Inc., of which Mr.
                    Dunlap is a director and president and owns 28.3% of the outstanding capital stock, (ii) 1,586,691 shares of Class B common stock (which is convertible into Class A common stock at the option of the holder at any time) owned by Union
                    Financial Services, Inc., of which Mr. Dunlap is chairman and owns 50.0% of the outstanding voting stock, and (iii)
                    1,400,000 shares of Class B common stock owned by Union Bank

                                SCHEDULE 13G                                -4-


                    and Trust Company as Trustee under one Class B Grantor
                    Annuity Trust ("GRAT") held in trust on behalf of Mr.
                    Dunlap. Mr. Dunlap is non-executive chairman of Union Bank and Trust Company and controls Union Bank through Farmers &
                    Merchants Investment Inc.., of which Mr. Dunlap is a director and president and owns or controls 384% of the outstanding voting stock. This amount excludes the following shares which Mr. Dunlap disclaims beneficial ownership of:
                    (i) 5,142,417 shares of Class A common stock owned by Union
                    Bank and Trust Company as Trustee for the University of Nebraska Foundation and as Trustee for Class A GRATs and
                    (ii) 600,000 shares of Class B common stock owned by Union
                    Bank and Trust Company as Trustee for the Class B GRATs. Mr.
                    Dunlap also disclaims beneficial ownership of the shares owned by Union Financial Services, Inc. and Packer Services
                    Group, Inc., except to the extent of his pecuniary interest therein

         (b)      Percent of class:                                                                  37.8%

         (c)      Number of shares as to which such person has:
                  (i)        sole power to vote or to direct the vote:                           6,243,513
                  (ii)       shared power to vote or to direct
                             the vote:                                                          14,055,295
                  (iii)      sole power to dispose or to direct
                             the disposition of:                                                 6,243,513
                  (iv)       shared power to dispose or to direct the disposition of:           14,055,295


Item 5. Ownership of Five Percent or Less of a Class:

         Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control
        Person:

         Not Applicable

Item 8. Identification and Classification of Members of the Group:

         Not Applicable

Item 9. Notice of Dissolution of Group:

         Not Applicable

Item 10. Certifications:

         Not Applicable

                                SCHEDULE 13G                               -5-

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 13, 2004
                                         /s/ Michael S. Dunlap
                                         ----------------------------
                                          Michael S. Dunlap